Exhibit 4.2
CHIPOTLE MEXICAN GRILL, INC.
DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the terms of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation (“Certificate”) and Amended and Restated Bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and certain applicable provisions of Delaware law.

Authorized Capital Shares
Chipotle’s authorized capital stock consists of eleven billion five hundred million (11,500,000,000) shares of common stock, $0.01 par value per share (“Common Stock”), and six hundred million (600,000,000) shares of preferred stock, $0.001 par value per share (“Preferred Stock”). As of December 31, 2024, no shares of Preferred Stock are outstanding. All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, that may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of dissolution.

Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Provisions that Could Delay or Defer a Change in Control
    Our Certificate and Bylaws contain provisions that may make the acquisition of control of Chipotle without the approval of our Board of Directors more difficult, including provisions relating to the nomination, election and removal of directors and limitations on our shareholders taking action by written consent.

In addition, we have elected to be governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:

Exhibit 4.2
•prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

Listing
The Common Stock is traded on the New York Stock Exchange under the trading symbol “CMG.”